EXHIBIT 99.1

FirstService Board Unanimously Approves Plan to Separate Into Two Independent Public Companies

Shareholders to Vote at an Annual and Special Meeting to be Held on April 21, 2015

TORONTO, March 11, 2015 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) ("FirstService") today announced that its Board of Directors has unanimously approved, and FirstService has entered into, an arrangement agreement (the "Arrangement Agreement") with New FSV Corporation, FSV Holdco ULC and FirstService Commercial Real Estate Services Inc. in connection with the previously announced plan to separate FirstService into two independent publicly-traded companies (the "Arrangement") – "Colliers International", one of the top three global leaders in commercial real estate and new "FirstService Corporation", the North American leader in residential property management and services. The Board of Directors of FirstService recommends that shareholders vote in favour of the transaction at the annual and special meeting to be held on April 21, 2015.

As previously announced by FirstService on February 10, 2015, the Company plans to rename FirstService as Colliers International Group and to spin-off to shareholders its residential property management and services businesses as a separately publicly traded company to be named "FirstService Corporation". The Arrangement is expected to enhance long term value for the shareholders of FirstService by separating its businesses into two distinct public companies, each better able to capitalize on its market leading positions and pursue independent strategies and opportunities for growth.

"We encourage shareholders to carefully consider the benefits of this exciting spinoff transaction and vote in favour of the transaction," said Jay Hennick, FirstService's Founder and CEO. "The leadership teams of both successor companies are in place and are committed to continue our track record of creating long-term, sustainable value for our shareholders."

The Arrangement is subject to regulatory, court and shareholder approval and satisfaction of other customary closing conditions, including the listing of new FirstService Corporation's subordinate voting shares on the Toronto Stock Exchange and The NASDAQ Stock Market (renamed Colliers International Group will continue to be listed on the Toronto Stock Exchange and the NASDAQ Stock Market) and receipt of the requested Canadian tax rulings and U.S. tax opinions that the transaction will not be taxable from a corporate and shareholder perspective.

FirstService intends to apply to obtain an interim order from the Ontario Superior Court of Justice on March 13, 2015, and thereafter hold an annual and special meeting of shareholders (the "Meeting") on April 21, 2015 to approve, among other things, the Arrangement. It is currently expected that the Management Information Circular to be prepared in connection with the Meeting will be finalized and prepared for mailing on or about March 27, 2015 to FirstService's shareholders of record on March 20, 2015, and, at that time, those materials will also be available on SEDAR at www.sedar.com.

William Blair & Company, LLC ("William Blair") has provided a fairness opinion to the Board of Directors of FirstService which states that, in the opinion of William Blair, and based upon and subject to the assumptions, explanations and limitations set forth in such opinion, as of the date of the opinion, the consideration to be received by the shareholders of FirstService is fair, from a financial point of view, to such shareholders.

A copy of the Arrangement Agreement will be available shortly on SEDAR at www.sedar.com.

About FirstService

FirstService is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. FirstService manages more than 2.5 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International - one of the largest global players in commercial real estate services; FirstService Residential - North America's largest manager of residential communities; and FirstService Brands – one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$2.7 billion in annual revenues and has more than 24,000 employees world-wide. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders since becoming a publically listed company in 1993. The subordinate voting shares of FirstService trade on the NASDAQ under the symbol "FSRV" and on the TSX under the symbol "FSV". More information is available at www.firstservice.com.

Advisory Regarding Forward-Looking Statements

Information in this press release that is not a historical fact is "forward-looking information". Words such as "plans", "intends", "outlook", "expects", "anticipates", "estimates", "believes", "likely", "should", "could", "will", "may" and similar expressions are intended to identify statements containing forward-looking information. Forward-looking information in this press release is based on current objectives, strategies, expectations and assumptions which management considers appropriate and reasonable at the time, including, but not limited to, general economic and industry growth rates, currency exchange and interest rates, competitive intensity and shareholder and regulatory approvals.

By its nature, forward-looking information is subject to risks and uncertainties which may be beyond the ability of FirstService to control or predict. The actual results, performance or achievements of Colliers International or new FirstService Corporation could differ materially from those expressed or implied by forward-looking information. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement (including regulatory and shareholder approvals); future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; the operations and financial condition of Colliers International and new FirstService Corporation as separately traded public companies, including the reduced industry and geographical diversification resulting from this separation; the impact of the Arrangement on the trading prices for, and market for trading in, the shares of FirstService, Colliers International and new FirstService Corporation; the potential for significant tax liability for a violation of the tax-deferred spinoff rules; the potential benefits of the Arrangement; business cycles, including general economic conditions in the countries in which Colliers International and new FirstService Corporation operate, which will, among other things, impact demand for services and the cost of providing services; the ability of each of Colliers International and new FirstService Corporation to implement its business strategy, including their ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations; changes in foreign exchange rates; increased competition; credit of third parties; changes in interest rates; and the availability of financing. Additional information on certain of these factors and other risks and uncertainties that could cause actual results or events to differ from current expectations can be found in FirstService's Annual Information Form for the year ended December 31, 2014 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Certain risks and uncertainties specific to the proposed Arrangement, Colliers International and new FirstService Corporation will be further described in the information circular to be mailed in advance of the Meeting. Other factors, risks and uncertainties not presently known to FirstService or that FirstService currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information.

Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. FirstService disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

CONTACT: Jay S. Hennick
         Founder & CEO
         (416) 960-9500

         John B. Friedrichsen
         Senior Vice President & CFO
         (416) 960-9500